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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-A
                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                             THE LACLEDE GROUP, INC.
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             (Exact name of registrant as specified in its charter)

          Missouri                                           74-2976504
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 (State or other jurisdiction                              (IRS Employer
       of incorporation)                                 Identification No.)

 720 Olive Street                 St. Louis, Missouri                 63101
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 (Address of principal executive offices)                           (Zip Code)

Securities Act registration statement file number to which this Form relates:
                                   333-48794

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

                                                Name of each exchange on which
Title of each class to be so registered         each class is to be registered
---------------------------------------         ------------------------------

Preferred Share Purchase Rights                 New York Stock Exchange

Common Stock                                    New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None




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Item 1.    Description of Registrant's Securities to be Registered.

COMMON STOCK:

     For a description of the common stock to be registered hereunder, reference is made to the information set forth under the heading "Description of The Laclede Group capital stock" in the Registrant's Registration Statement on Form S-4 (File No. 333-48794), filed on October 27, 2000 under the Securities Act of 1933, and amended on December 14, 2000, which information is hereby incorporated herein by reference.

PREFERRED SHARE PURCHASE RIGHTS:

     On August 23, 2001, the Board of Directors of The Laclede Group, Inc. (the "Company") declared a dividend of one preferred purchase right (a "Right") for each outstanding share of common stock, par value $1.00 per share, of the Company (the "Common Shares"). The dividend is payable on October 1, 2001 to the stockholders of record on that date. The description and terms of the Rights are set forth in an Agreement (the "Agreement") between the Company and UMB Bank, n.a., as Rights Agent (the "Rights Agent").

Purchase Price
--------------

     Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $25.00 per share (the "Preferred Shares"), at a price of $90.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

Flip-In
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     In the event that any person or group of affiliated or associated persons (an "Acquiring Person") acquires beneficial ownership of 20% or more of the voting power of all the securities of the Company entitled to vote in the election of directors (the "Voting Power"), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

Flip-Over
---------

     If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which


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at the time of such transaction will have a market value of two times the exercise price of the Right.

Distribution Date
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     The distribution date is the earlier of:

     (i) 10 business days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding Voting Power; or

     (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Voting Power.

Transfer and Detachment
-----------------------

     Until the Distribution Date, the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares, and transfer of those certificates will also constitute transfer of these Rights.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

Exercisability
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     The Rights are not exercisable until the Distribution Date. The Rights will expire on October 1, 2011 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

Adjustments
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     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the Preferred Shares. The number of outstanding Rights and the number of one one-hundredths of a Preferred Share


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issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Preferred Shares
----------------

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     The value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should, because of the nature of the Preferred Shares' dividend, liquidation and voting rights, approximate the value of one Common Share.

Exchange
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     At any time after any person or group becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share, for one one-hundredth of a Preferred Share (subject to adjustment to prevent dilution).

Redemption
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     At any time prior to any person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the


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right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendments
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     The terms of the Rights may be amended by the Board of Directors of the
Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the Voting Power of the Company then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%.

Rights and Holders
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     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Further Information
-------------------

     A copy of the Agreement is filed as exhibit 4 hereto and is incorporated herein by reference. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is incorporated herein by reference.


Item 2.    Exhibits.

Exhibit No.     Description
-----------     -----------

3.1 Articles of Incorporation (incorporated by reference to Appendix B to the proxy statement/prospectus in Registration Statement No. 333-48794)
3.2 Bylaws (incorporated by reference to Appendix C to the proxy statement/prospectus in Registration Statement No. 333-48794)
4 Rights Agreement, dated as of October 1, 2001, between The Laclede Group, Inc. and UMB Bank, n.a., as Rights Agent, which includes the form of certificate of designation, preferences and rights for the preferred shares as exhibit A, the form of right certificate as exhibit B, and the summary of rights to purchase preferred shares as exhibit C.





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                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        THE LACLEDE GROUP, INC.
                                         (Registrant)




                                        By: /s/ Gerald T. McNeive, Jr.
                                            --------------------------------
                                            Gerald T. McNeive, Jr.
                                            Senior Vice President



September 4, 2001
     (Date)





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                                  Exhibit Index


Exhibit No.     Exhibit Description
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3.1             Articles of Incorporation (incorporated by reference to
                Appendix B to the proxy statement/prospectus in Registration
                Statement No. 333-48794)

3.2 Bylaws (incorporated by reference to Appendix C to the proxy statement/prospectus in Registration Statement No. 333-48794)

4 Rights Agreement, dated as of October 1, 2001, between The Laclede Group, Inc. and UMB Bank, n.a., as Rights Agent, which includes the form of certificate of designation, preferences and rights for the preferred shares as exhibit A, the form of right certificate as exhibit B, and the summary of rights to purchase preferred shares as exhibit C.